UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A  (Amendment No. 3)

Under the Securities Exchange Act of 1934

National Medical Health Card Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

636918302

(CUSIP Number)

Steven B. Klinsky
New Mountain Partners, L.P.
787 Seventh Avenue
New York, NY 10019
(212) 720-0300

Copies to:

Aviva F. Diamant
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 25, 2008

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 636918302	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,956,522*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,956,522*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%**
14	TYPE OF REPORTING PERSON 00

*

Represents shares of common stock, par value $0.001 per share (“Common Stock”) of National Medical Health Card Systems, Inc. (the “Issuer”) that are issuable upon conversion of the Issuer’s series A 7% convertible preferred stock, par value $0.10 per share (“Series A Preferred Stock”) held by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of February 25, 2008, the Reporting Person would be entitled to cast 5,818,435 votes, or 49.8% of the total votes that may be cast by the Issuer’s stockholders, prior to the conversion of the Reporting Person’s shares of Series A Preferred Stock into shares of Common Stock.

**	Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

SCHEDULE 13D
CUSIP No. 636918302	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,790,797*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,790,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,790,797*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.7%**
14	TYPE OF REPORTING PERSON PN

*

Represents shares of common stock, par value $0.001 per share (“Common Stock”) of National Medical Health Card Systems, Inc. (the “Issuer”) that are issuable upon conversion of the Issuer’s series A 7% convertible preferred stock, par value $0.10 per share (“Series A Preferred Stock”) held by New Mountain Partners, L.P. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock.  Accordingly, as of February 25, 2008, the Reporting Person would be entitled to cast 5,679,823 votes, or 48.6% of the total votes that may be cast by the Issuer’s stockholders, prior to the conversion of the Reporting Person’s shares of Series A Preferred Stock into shares of Common Stock.

**	Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

SCHEDULE 13D
CUSIP No. 636918302	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,790,797*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,790,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,790,797*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.7%**
14	TYPE OF REPORTING PERSON PN

*

Represents shares of common stock, par value $0.001 per share (“Common Stock”) of National Medical Health Card Systems, Inc. (the “Issuer”) that are issuable upon conversion of the Issuer’s series A 7% convertible preferred stock, par value $0.10 per share (“Series A Preferred Stock”) held by the Reporting Person. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock.  Accordingly, as of February 25, 2008, the Reporting Person would be entitled to cast 5,679,823 votes, or 48.6% of the total votes that may be cast by the Issuer’s stockholders, prior to the conversion of the Reporting Person’s shares of Series A Preferred Stock into shares of Common Stock.

**	Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. 636918302	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Affiliated Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 165,725*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 165,725*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%**
14	TYPE OF REPORTING PERSON PN

*

Represents shares of common stock, par value $0.001 per share (“Common Stock”) of National Medical Health Card Systems, Inc. (the “Issuer”) that are issuable upon conversion of the Issuer’s series A 7% convertible preferred stock, par value $0.10 per share (“Series A Preferred Stock”) held by the Reporting Person. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock.  Accordingly, as of February 25, 2008, the Reporting Person would be entitled to cast 138,612 votes, or 1.2% of the total votes that may be cast by the Issuer’s stockholders, prior to the conversion of the Reporting Person’s shares of Series A Preferred Stock into shares of Common Stock.

**	Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. 636918302	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,956,522*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,956,522*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%**
14	TYPE OF REPORTING PERSON IN

*

Represents shares of common stock, par value $0.001 per share (“Common Stock”) of National Medical Health Card Systems, Inc. (the “Issuer”) that are issuable upon conversion of the Issuer’s series A 7% convertible preferred stock, par value $0.10 per share (“Series Preferred Stock”) held by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock.  Accordingly, as of February 25, 2008, the Reporting Person would be entitled to cast 5,818,435 votes, or 49.8% of the total votes that may be cast by the Issuer’s stockholders, prior to the conversion of the Reporting Person’s shares of Series A Preferred Stock into shares of Common Stock.

**	Based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended.

This Amendment No. 3 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons on March 19, 2004, as amended on October 28, 2005 and February 23, 2007 (as amended, the “Statement”).  Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings given to them in the Statement.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by supplementing such section with the following:

Agreement for the Acquisition of the Issuer by SXC Health Solutions Corp.

On February 25, 2008, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SXC Health Solutions Corp., a corporation organized under the laws of Yukon Territory, Canada (“SXC”), SXC Health Solutions, Inc., a Texas corporation and wholly-owned subsidiary of SXC (“US Corp.”), and Comet Merger Corporation, a Delaware corporation that is a newly-formed, wholly-owned subsidiary of US Corp. and an indirect subsidiary of SXC (“Merger Sub”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence an exchange offer (the “Offer”) to acquire all of the outstanding shares of Common Stock, in which Offer each share of Common Stock validly tendered and not properly withdrawn will be exchanged for (a) $7.70 in cash, without interest, and (b) 0.217 of a validly issued, fully paid and non assessable share of common stock of SXC (“SXC Common Stock”) (such amount of cash and SXC Common Stock, the “Offer Price”).  As soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Issuer, and the Issuer will become an indirect, wholly-owned subsidiary of SXC (the “Second Step Merger”).  In the Second Step Merger, stockholders of the Issuer whose shares were not purchased in the Offer (other than stockholders who validly exercised their appraisal rights under the Delaware General Corporation Law) will become entitled to receive the Offer Price for each of their shares of Common Stock.

If more than 9,600,000 shares of Common Stock (including shares of Common Stock issuable upon conversion of outstanding shares of the Series A Preferred Stock) (the Common Stock, together with the Series A Preferred Stock, the “Issuer Stock”), but fewer than 90% of the outstanding shares of Common Stock, are validly tendered and not withdrawn pursuant to the Offer, and assuming all of the other conditions of the Offer have been satisfied or waived, Merger Sub must accept for exchange the tendered shares and may elect to provide a subsequent offering period to achieve ownership of 90% of the outstanding shares, in order to effect the Second Step Merger as a short-form merger pursuant to Section 253 of the Delaware General Corporation Law.  In addition, subject to certain conditions and limitations, the Issuer has granted Merger Sub an option to purchase that number of shares of Common Stock as would enable Merger Sub upon exercise of such option (after taking into account all of the shares purchased in the Offer) to achieve ownership of 90% of the outstanding shares of Common Stock.  Merger Sub is required to exercise the option if doing so would enable it to effect a short-form merger.  If, at the end of the initial offering period (or such later date as the parties may agree), either less than 9,600,000 shares of Common Stock are validly tendered and not withdrawn, or Merger Sub would not be able to effect a short-form merger pursuant to Section 253 of the Delaware General Corporation Law without the acquisition of additional shares of Common Stock (other than through the exercise of the option) or any reduction in the number of shares of Common Stock outstanding, then Merger Sub will terminate the Offer and the parties will instead, in accordance with the terms of the Merger Agreement, seek to consummate the acquisition of the Issuer by SXC by means of a one-step merger of Merger Sub with and into the Issuer following the adoption of the Merger Agreement by the Issuer’s stockholders at a special stockholders meeting (the “One Step Merger”), in which case the merger consideration would be the same as the Offer Price.  The One Step Merger and the Second Step Merger are each sometimes referred to herein as the “Merger”.  Consummation of the Offer and the Merger are subject to the conditions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 27, 2008, and is incorporated herein by reference.

Stockholder Agreements

As an inducement to enter into the Merger Agreement, and in consideration thereof, each of the Purchasers entered into a Stockholder Agreement, dated as of February 25, 2008, with SXC and the Issuer (the “Stockholder Agreements”).  Pursuant to the Stockholder Agreements, the Purchasers have agreed to tender in the Offer all shares of Common Stock issuable upon the conversion of their shares of Series A Preferred Stock.  The Purchasers also have agreed, if a stockholder vote is required by applicable law, to vote all of their shares of Issuer Stock in favor of the Merger and against any acquisition proposal or any action that would be adverse to the Offer or the Merger.  In the event that the Merger Agreement is terminated by the Issuer in order to accept a “superior proposal”, the Purchasers’ tender and voting obligations will terminate.  In the event that the Board makes a “change in recommendation” with respect to the Merger Agreement or the transactions contemplated thereby, other than in connection with a superior proposal, the Purchasers will be obligated to tender in the Offer only shares representing 30% of the outstanding shares of Issuer Stock at that time and to vote in favor of the Merger only shares representing 30% of the total vote of the shares of Issuer Stock entitled to vote on such matter.

Pursuant to the Stockholder Agreements, the Purchasers also agreed that, except as specified by the Stockholder Agreements, for a period of one year following SXC’s first acceptance for payment of shares tendered in the Offer (if the transaction is effected by means of the Offer followed by the Second Step Merger) or the effective time of the Merger (if the transaction is effected as a One Step Merger), they will not sell or otherwise transfer any shares of SXC Common Stock acquired pursuant to the Merger Agreement, except to participate in a transaction that has been approved by the board of directors of SXC.

The Purchasers have further agreed, except in the circumstances specified in the Stockholder Agreements, that they will not solicit third-party proposals, provide information or engage in discussions with third parties relating to alternative business combination transactions.  In the event the Merger Agreement is terminated under circumstances in which a termination fee is payable by the Issuer to SXC, the Purchasers have agreed to pay SXC 50% of the Purchasers’ profit (determined in accordance with the valuation provisions set forth in the Stockholder Agreements) in excess of $11.50 per share from the sale of their shares of Common Stock pursuant to another acquisition proposal that is consummated within 12 months of the termination of the Stockholder Agreements.

The Stockholder Agreements will terminate upon the termination of the Merger Agreement.  Additionally, the Purchasers may terminate the Stockholder Agreements in the event that the amount of the Offer Price or the merger consideration is reduced, or the form of the Offer Price or the merger consideration is changed, or the proportion of cash to SXC Common Stock is reduced, in each case, without the Purchasers’ consent.

The foregoing description of the Stockholder Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.7 and 99.9, respectively, and are incorporated herein by reference.

Proxies

In connection with the Stockholder Agreements, each of the Purchasers have executed a Proxy, dated as of February 25, 2008, relating to the voting of their shares of Issuer Stock (the “Proxies”).

The foregoing description of the Proxies is not complete and is qualified in its entirety by reference to the full text of the Proxies, copies of which are attached hereto as Exhibits 99.8 and 99.10, respectively, and are incorporated herein by reference.

SXC Registration Rights Agreement

In connection with the Stockholder Agreements, the Purchasers also have entered into a Registration Rights Agreement, dated as of February 25, 2008, with SXC (the “SXC Registration Rights Agreement”).  The SXC Registration Rights Agreement grants the Purchasers one demand registration right with respect to the SXC Common Stock issued to them in connection with the Offer or the One Step Merger, exercisable during the period specified in the SXC Registration Rights Agreement if the trading volume of SXC Common Stock is below 100,000 shares in the aggregate on certain specified exchanges during agreed-upon measurement periods.  The Purchasers were also granted “piggyback” registration rights with respect to their SXC Common Stock, exercisable during the period specified in the SXC Registration Rights Agreement, subject to the terms and conditions set forth therein.

The foregoing description of the SXC Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

Amendment of Certificate of Designations; Dividends

In connection with the execution of the Merger Agreement, the Issuer amended its Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock (the “Amendment”).  The Amendment excludes the transactions contemplated by the Merger Agreement and the Stockholder Agreements from the definitions of “change in control” and “liquidation” and provides that shares of Series A Preferred Stock, upon their conversion into shares of Common Stock, will have the right only to receive the Offer Price per share (if the transaction is effected by means of the Offer followed by the Second Step Merger) or, if the transaction is effected as a One Step Merger, to receive only the merger consideration per share.  The Amendment also provides that, unless and until the Merger Agreement is terminated, shares of Series A Preferred Stock will convert into shares of Common Stock on a one-to-one basis.  Under the Merger Agreement, the Issuer is permitted to pay the Purchasers all accrued and unpaid dividends on the Series A Preferred Stock.  The Board has declared a dividend on the Series A Preferred Stock, payable in cash immediately prior to the earlier of SXC’s first acceptance of shares of Common Stock tendered in the Offer or the effective time of the Merger, in an amount equal to all accrued and unpaid dividends to the date of payment.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 99.12 and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a).  Based on the Merger Agreement filed as an exhibit to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 27, 2008, as of February 25, 2008, there were 5,863,713 shares of Common Stock issued and outstanding.

As of February 6, 2008, Mr. Klinsky and NM may be deemed to beneficially own an aggregate of 6,956,522 shares of Common Stock consisting of the 6,956,522 shares of Common Stock that may be deemed to be beneficially owned by the Purchasers, as described below, representing, in the aggregate, approximately 54.3% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Mr. Klinsky and NM disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers and NMI to the extent that partnership interests in the Purchasers and NMI are held by persons other than Mr. Klinsky or NMI.

As of February 25, 2008, NMI may be deemed to beneficially own an aggregate of 6,790,797 shares of Common Stock that may be deemed to be beneficially owned by New Mountain, representing approximately 53.7% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act.  NMI disclaims beneficial ownership of the shares of Common Stock beneficially owned by the New Mountain to the extent that partnership interests in New Mountain are held by persons other than New Mountain.

As of February 25, 2008, New Mountain may be deemed to beneficially own an aggregate of 6,790,797 shares of Common Stock, representing approximately 53.7% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act

As of February 6, 2008, NMAI may be deemed to beneficially own an aggregate of 165,725 shares of Common Stock, representing approximately 2.7% of the issued and outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act.

(b).  Subject to the Stockholder Agreements and the Proxies, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

(c).  There have been no purchases or sales by any of the Reporting Persons of Common Stock during the last 60 days.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person, except as set forth in the Stockholder Agreements.

(e).   Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following paragraph to the end thereof:

       The information set forth in Item 4 with respect to the Merger Agreement, the Stockholder Agreements, the Proxies, the SXC Registration Rights Agreement and the Amendment is hereby incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated March 19, 2004.*

99.2	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.*

99.3	Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Systems, Inc., dated March 18, 2004.*

99.4
Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Bert E. Brodsky Revocable Trust, the Irrevocable Trust of Lee Jared Brodsky, the Irrevocable Trust of David Craig Brodsky, the Irrevocable Trust of Jeffrey Holden Brodsky and the Irrevocable Trust of Jessica Brodsky Miller and New Mountain Partners, L.P.*

99.5	Registration Rights Agreement, dated as of March 19, 2004, by and among National Medical Health Card Systems, Inc., New Mountain Partners, L.P., and New Mountain Affiliated Investors, L.P.*

99.6	Management Rights Letter, dated March 19, 2004, between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.*

99.7	Stockholder Agreement, dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Partners, L.P. and National Medical Health Card Systems, Inc.

99.8	Proxy, dated as of February 25, 2008, by New Mountain Partners, L.P.

99.9	Stockholder Agreement, dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Affiliated Investors, L.P. and National Medical Health Card Systems, Inc.

99.10	Proxy, dated as of February 25, 2008, by New Mountain Affiliated Investors, L.P.

99.11	Registration Rights Agreement, dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P.

99.12	Certificate of Amendment of Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Card Systems, Inc., dated February 25, 2008.

*Filed with the Schedule 13D filed by the Reporting Persons on March 19, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2008

NEW MOUNTAIN GP, LLC
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member
NEW MOUNTAIN INVESTMENTS, L.P. By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member
NEW MOUNTAIN PARTNERS, L.P. By: New Mountain Investments, L.P., its general partner By: New Mountain GP, LLC its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member

NEW MOUNTAIN AFFILIATED INVESTORS, L.P. By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member

By:	/s/ Steven B. Klinsky
Steven B. Klinsky